Sub-Item 77C: Submission of matters to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on February 23, 1998, a proposal to eliminate the fundamental investment policy that prohibits investments in other investment companies was voted upon and approved. There were 1,721,943 shares voted for and 137,495 shares voted against the proposal. 78,366 shares abstained and 547,955 shares were broker non-votes.